Sub-Item 77C


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                         VAN KAMPEN AMERICAN VALUE FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen American Value Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                          Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization...............13,589,795         462,503         900,263             0